Exhibit 99.1

Sapiens Introduces Enhanced Version of DECISION
Manager

With Sapiens DECISION Manager v6.0, Sapiens continues to define the rapidly maturing

Business Decision Management market

Holon, Israel and Cary, North Carolina – May 4, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the financial services sector, today announced the introduction of the latest and enhanced version of Sapiens DECISION Manager, a key component of its Business Decision Management solution, Sapiens DECISION Suite.

These enhancements demonstrate Sapiens’ continued focus on defining and driving the relatively new, but rapidly maturing Business Decision Management market with solutions designed to help companies overcome the challenge of accurately and rapidly translating business, policy and regulatory logic to executable code.

DECISION Manager v6.0 is available for immediate delivery as a stand-alone offering, or as a component of DECISION Suite. It offers new features to further simplify and support the process of planning, implementing and optimizing business policy changes. By automating the high volume of decisions made by an organization on a daily basis and providing visibility into their dissemination across all areas of business, DECISION Manager is better able to model, test, validate and affect the impact of decisions on the organization’s operations.

The new version of DECISION Manager, powered by The Decision Model, builds on already strong capabilities to better help Sapiens DECISION customers address their Decision Management needs with a model to visualize and represent business/decision logic and the underlying decision conditions; a method for discovering and capturing logic, to ensure a complete logic model; and the necessary software to store, manipulate and execute logic.

The new and improved capabilities offered with DECISION Manager v6.0 include a redesigned Release Management module with an intuitive user experience and extensions for highly productive management and deployment of decisions, including:

•	Seamless support for updating and changing business policies affecting organizations in highly regulated industries across multiple system deployment destinations and applications

•	More efficient management of decision asset (decision flows and decision views) versions in a release, while maintaining the highest degree of governance and auditability

•	Implementation of a standards-based approach incorporating industry terminology to make decision flow and decision view edits through streamlined mechanisms, such as “pull requests,” which accelerate asset changes, additions and approvals

Commenting on how decision management tools and thinking can help organizations act with confidence in decision-making, Neil Ward-Dutton, research director at MWD Advisors, said, “Business rules encoded in software need to evolve ever more quickly to keep up with faster business change cycles: traditional approaches to requirements gathering and software design are broken. Decision Management is an emerging practice, supported by specialized software, that leverages and extends the common capabilities of business rules management systems to explicitly manage the lifecycles of business decisions and policies, and their implementation in software, as they change over time.”

“As increasing numbers of industry analysts and influencers such as Neil and his colleagues at MWD Advisors are recognizing the emerging nature and importance of the new Business Decision Management market, we are in an ideal position to help educate and lead with our Sapiens DECISION Suite,” said Kramer Reeves, vice president of Product Marketing, Sapiens DECISION. “This new version of Sapiens DECISION Manager is just the latest development in our ongoing efforts to respond to the needs of our customers and the business community at large when it comes to effectively managing complex business logic, including ensuring continuity throughout the entire enterprise.”

While DECISION Suite, including DECISION Manager, can offer tremendous value to virtually any industry, Sapiens focuses on delivering in its areas of domain expertise – insurance, banking, retirement services, health care and government.

About Sapiens DECISION Suite Components

In addition to the Sapiens DECISION InfoHub and Sapiens DECISION STEP, the Sapiens DECISION Suite also includes: Sapiens DECISION Manager, which helps organizations manage the business logic that drives their automated business decisions; Sapiens DECISION Deployment Adapters, for transforming business logic and executing it in the chosen architecture; and Sapiens DECISION Execution, which performs business logic execution in Sapiens’ integrated execution environment.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 190 financial services organizations. The Sapiens team of over 1,700 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com